Nicor Gas
Form 10-Q
Exhibit 12.01

Nicor Gas Company
Computation of Consolidated Ratio of Earnings to Fixed Charges
(thousands)

	Three	Twelve
	months ended	months ended
	September 30,	September 30,	Year Ended December 31
	2006	2006	2005	2004	2003	2002	2001

Earnings available to cover fixed charges:

Net income	$(1,680)	$59,620	$53,476	$62,106	$83,000	$109,139	$98,806

Add: Income tax expense	(912)	28,952	26,128	33,108	48,035	64,325	57,000

Fixed charges	10,433	44,484	43,203	37,555	37,047	36,711	45,431

Allowance for funds
used during construction and other	(59)	(969)	(1,038)	(363)	(220)	(395)	(241)

	$7,782	$132,087	$121,769	$132,406	$167,862	$209,780	$200,996

Fixed charges:

Interest on debt	$7,895	$37,634	$36,487	$35,606	$33,934	$33,037	$43,542

Other interest charges and
amortization of debt discount,
premium, and expense, net	2,538	6,850	6,716	1,949	3,113	3,674	1,889

	$10,433	$44,484	$43,203	$37,555	$37,047	$36,711	$45,431

Ratio of earnings to fixed charges	0.75	2.97	2.82	3.53	4.53	5.71	4.42